Board of Management

Vedior
where people matter

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07021742

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
ABN AMRO 49.72.33.517
Trade Reg. Amsterdam 33292225
VAT number: 0064.70.130.B37
IBAN number: NL11ABNA0497233517
BIC code: ABNANL2A

Amsterdam, 6 March 2007
Re: Resignation of Member of the Board of Management

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

SUPPL

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

Jelle Miedema
Company Secretary

enclosure

Office:
Jachthavenweg 109-H
1081 KM Amsterdam
The Netherlands

Vedior
where people matter

Amsterdam, The Netherlands

Resignation of member of the Board of Management

For release at 8.00am on 6 March 2007

Mr Philippe Salle has submitted his resignation as a member of the Board of Management and will be leaving the Vedior Group on 30 April 2007. Mr Salle joined the Group in 1999 as CEO of Expectra in France. He became Chief Executive of Groupe Vedior France in 2002 and was elected to Vedior's Board of Management in 2003. In 2006, he was also made responsible for our businesses in Italy, Spain and Switzerland.

Mr Salle has made a significant contribution to restructuring and developing our French business and has put in place a strong management team to succeed him. He has also played an important role in improving performance in Italy, Spain and Switzerland. He is leaving to take up an attractive appointment in a company backed by private equity, which is not active in recruitment. While regretting his departure, we thank him for his valuable contribution and wish him success in his new role.

François Beharel will replace Mr Salle as CEO of France. He joined the Group in 1999 and subsequently was promoted to Chief Operating Officer of two divisions of Vediorbis. He became CEO of Vediorbis in 2006.

Responsibilities for Southern Europe will be shared amongst other senior executives of the Group.

For further information, please contact one of the following on +31 (0)20 573 5609 after the event:

Zach Miles, Chief Executive
Frits Vervoort, CFO
Jelle Miedema, Company Secretary

END